SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

VIR BIOTECHNOLOGY, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92764N 102

(CUSIP Number)

October 16, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 92764N 102		Page 2 of 11

1	NAME OF REPORTING PERSON Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,499,999 common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,499,999 common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,499,999 common stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.03%*
12	TYPE OF REPORTING PERSON HC

*

Percentage calculated based on 109,397,196 shares of common stock, par value $0.0001 per share, being the shares of common stock outstanding as of the completion of the initial public offering of Issuer (not including 1,071,428 shares of common stock under underwriters’ option to purchase additional shares), as reported in Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 11, 2019.

SCHEDULE 13G
CUSIP No. 92764N 102		Page 3 of 11

1	NAME OF REPORTING PERSON Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,499,999 common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,499,999 common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,499,999 common stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.03%*
12	TYPE OF REPORTING PERSON HC

*

Percentage calculated based on 109,397,196 shares of common stock, par value $0.0001 per share, being the shares of common stock outstanding as of the completion of the initial public offering of Issuer (not including 1,071,428 shares of common stock under underwriters’ option to purchase additional shares), as reported in Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 11, 2019.

SCHEDULE 13G
CUSIP No. 92764N 102		Page 4 of 11

1	NAME OF REPORTING PERSON Temasek Life Sciences Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,499,999 common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,499,999 common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,499,999 common stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.03%*
12	TYPE OF REPORTING PERSON HC

*

Percentage calculated based on 109,397,196 shares of common stock, par value $0.0001 per share, being the shares of common stock outstanding as of the completion of the initial public offering of Issuer (not including 1,071,428 shares of common stock under underwriters’ option to purchase additional shares), as reported in Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 11, 2019.

SCHEDULE 13G
CUSIP No. 92764N 102		Page 5 of 11

1	NAME OF REPORTING PERSON V-Sciences Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 500,000 common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 500,000 common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 common stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.46%†
12	TYPE OF REPORTING PERSON CO

†

Percentage calculated based on 109,397,196 shares of common stock, par value $0.0001 per share, being the shares of common stock outstanding as of the completion of the initial public offering of Issuer (not including 1,071,428 shares of common stock under underwriters’ option to purchase additional shares), as reported in Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 11, 2019.

SCHEDULE 13G
CUSIP No. 92764N 102		Page 6 of 11

1	NAME OF REPORTING PERSON TLS Beta Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,999,999 common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,999,999 common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,999,999 common stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.57%‡
12	TYPE OF REPORTING PERSON CO

‡

Percentage calculated based on 109,397,196 shares of common stock, par value $0.0001 per share, being the shares of common stock outstanding as of the completion of the initial public offering of Issuer (not including 1,071,428 shares of common stock under underwriters’ option to purchase additional shares), as reported in Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 11, 2019.

SCHEDULE 13G
CUSIP No. 92764N 102		Page 7 of 11

Item 1(a).	Name of Issuer

Vir Biotechnology, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

499 Illinois Street, Suite 500, San Francisco, California 94158.

Item 2(a).	Name of Person Filing

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Temasek Holdings (Private) Limited (“Temasek”);

(ii)	Fullerton Management Pte Ltd (“FMPL”);

(iii)	Temasek Life Sciences Private Limited (“TLS”);

(iv)	V-Sciences Investments Pte Ltd (“V-Sciences”); and

(v)	TLS Beta Pte. Ltd. (“TLS Beta”).

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

Item 2(c).	Citizenship

The citizenship of all Reporting Persons is the Republic of Singapore.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

92764N 102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

SCHEDULE 13G
CUSIP No. 92764N 102		Page 8 of 11

(i) V-Sciences directly owns 500,000 shares of Issuer’s Common Stock. V-Sciences is a wholly owned subsidiary of TLS, which is a wholly owned subsidiary of FMPL, which is a wholly owned subsidiary of Temasek. Each of TLS, FMPL and Temasek, through the ownership described herein, may be deemed to beneficially own the shares held by V-Sciences.

(ii) TLS Beta directly owns 4,999,999 shares of Issuer’s Common Stock. TLS Beta is a wholly owned subsidiary of TLS, which is a wholly owned subsidiary of FMPL, which is a wholly owned subsidiary of Temasek. Each of TLS, FMPL and Temasek, through the ownership described herein, may be deemed to beneficially own the shares held by TLS Beta.

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person.

(ii)	Shares power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

The response to Item 4(a) is incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

SCHEDULE 13G
CUSIP No. 92764N 102		Page 9 of 11

Item 10.	Certifications.

By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP No. 92764N 102		Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2019

Temasek Holdings (Private) Limited
By:	/s/Gregory Tan, Authorized Signatory

Fullerton Management Pte Ltd
By:	/s/ Cheong Kok Tim, Director

Temasek Life Sciences Private Limited
By:	/s/ Lim Siew Lee Sherlyn, Director

V-Sciences Investments Pte Ltd
By:	/s/ Zahedah Abdul Rashid, Director

TLS Beta Pte. Ltd.
By:	/s/ Zahedah Abdul Rashid, Director

SCHEDULE 13G
CUSIP No. 92764N 102		Page 11 of 11

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Filing Agreement by Temasek Holdings (Private) Limited, Fullerton Management Pte Ltd, Temasek Life Sciences Private Limited, V-Sciences Investments Pte Ltd and TLS Beta Pte. Ltd., dated as of October 25, 2019.